Exhibit 99.1

ParaZero to Showcase DefendAir Counter-Drone Systems at Enforce Tac 2026 – Germany’s Leading Security & Defence Trade Fair

Join ParaZero at Enforce Tac 2026 Israeli National Pavilion and See its Proven Counter-Drone Technology - Contact ParaZero to Arrange a Private Meeting

Kfar Saba, Israel, Feb. 09, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced its participation in Enforce Tac 2026, Germany’s leading trade fair for security and defence. The event, held from February 23–25, 2026, at the Exhibition Centre Nuremberg, brings together decision-makers, innovators, and professionals from government agencies, military branches, and the defense industry to address evolving threats in internal and external security.

ParaZero will exhibit its advanced DefendAir systems as part of the Israeli National Pavilion, organized by the Israel Export Institute of the Israeli Ministry of Economy. This marks a strategic step in strengthening ParaZero’s presence in the European market, following successful live demonstrations of DefendAir to German law enforcement leadership and senior NATO officers in late 2025.

DefendAir is a multi-layered, soft-kill C-UAS platform featuring patented net-launching technology that neutralizes hostile drones with minimal collateral damage. DefendAir is designed for rapid deployment in both urban environments and on the battlefield, including critical infrastructure defense. The system has achieved 100% interception success in multiple field trials, including against high-speed FPV attack drones and heavy-lift logistics platforms.

Key DefendAir variants include:

●	Portable personal net guns for squad-level protection

●	Drone-mounted interception systems for high-speed pursuit

●	Stationary turrets offering 360-degree coverage

These solutions provide a reliable, non-explosive alternative to traditional countermeasures, making them ideal for protecting sensitive sites, VIPs, troops, and civilian infrastructure while complying with strict safety and regulatory standards.

Expanding Footprint in Europe Amid Rising Drone Threats

Europe faces increasing hybrid threats, including drone incursions over critical infrastructure and airfields, as highlighted by recent NATO warnings. ParaZero’s participation in Enforce Tac underscores its commitment to delivering cutting-edge Israeli defense technology to European partners.

The company has already secured strategic reseller agreements and initial orders for DefendAir from key NATO countries in Western Europe, building on positive engagements with German authorities and European military officials. By participating in Enforce Tac 2026, ParaZero gains access to high-level networking, delegations, and opportunities to showcase how DefendAir integrates seamlessly into layered defense strategies- enhancing Europe’s collective security posture.

“We are excited to bring DefendAir to Enforce Tac, one of Europe’s most influential platforms for security and defence innovation,” said Ariel Alon, CEO of ParaZero. “Following strong interest from European partners and our recent demonstrations, this exhibition represents a key milestone in expanding our footprint across the continent. We look forward to connecting with decision-makers to discuss how our highly effective C-UAS solutions can address the growing drone threat landscape in Europe.”

ParaZero’s senior leadership, including Ariel Alon, ParaZero’s CEO, will attend the exhibition. Visitors are invited to the Israeli National Pavilion at Hall 6 during Enforce Tac 2026. To schedule a meeting with ParaZero’s team, Click Here

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses strengthening its presence in the European market, its commitment to delivering cutting-edge Israeli defense technology to European partners, expanding it footprint across Europe and how its highly effective C-UAS solutions can address the growing drone threat landscape in Europe. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com